QC HOLDINGS, INC. 9401 Indian Creek Pkwy, Suite 1500 Overland Park, KS 66210

July 10, 2007

VIA EDGAR

Ms. Kathryn Jacobson

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission, Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Jacobson:

On May 11, 2007, we received the SEC’s comment letter (dated May 3, 2007) with respect to staff review of our Annual Report on Form 10-K for the year ended December 31, 2006. On May 24, 2007, we provided the SEC with a response letter to the staff’s comments. On July 3, 2007 we received a comment letter (dated June 27, 2007) with supplemental comments.

Per my telephone conversation with you on July 5, 2007, we have agreed to file our responses to staff comment letter (dated June 27, 2007) by July 20, 2007. If you have any questions or need additional information please contact me at (913) 234-5154 or Doug Pittman at (913) 234-5212.

Sincerely,

/s/ Douglas E. Nickerson
Douglas E. Nickerson
Chief Financial Officer

Cc:	Larry Spirgel, Assistant Director
Kyle Moffatt, Accountant Branch Chief